Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco or Company”) announces to its stockholders and the market in general the decision of the Board of Directors, taken today, to appoint Milton Maluhy Filho as Chief Executive Officer of Itaú Unibanco, replacing Candido Bracher who will reach the age limit of 62 in December. Over the next 3 months, Candido and Milton will oversee a transition process, while the effective investiture of Milton in his new position will take place on February 2, 2021. The process for choosing the new CEO took place within the governance established for the bank, a months-long process that enabled a meticulous evaluation of several capable professionals. Throughout this entire period, we once again realized the huge pool of talent working at Itaú Unibanco, which enabled us to make a choice within a scenario of multiple alternatives. Milton is 44 years old and joined the Bank in January 2002. Throughout his career he has held many positions, including Commercial Officer, Executive Officer of Wholesale Products, Desks and Operations, Executive Officer of Rede and Cards, CEO of Itaú CorpBanca and Chief Financial Officer and Chief Risk Officer of Itaú Unibanco. In every one of these positions, he has always stood out for his determination in the search for results, his focus on the interests of our clients, his ability to assemble productive, wellbalanced teams and the huge extent to which he identifies with our culture, which led him to become a partner of the Bank in 2011 at the age of 35. This diverse and extensive experience involving several fields in which the bank operates, with different levels of responsibility, make Milton especially qualified to take on the position of CEO of Itaú Unibanco at such an important moment in our history. Pedro Moreira Salles e Roberto Setubal, as Chairmen of the Board of Directors of Itaú Unibanco, affirmed it makes them immensely proud to indicate a professional with the qualities of Milton who is fully up to the challenges before him, to which he will respond in a dynamic and determined manner. The Company also announces that it will continue to count on the collaboration of Candido, who will return to the Board of Directors of Itaú Unibanco in 2021. During his time as CEO of the bank, Candido left his mark in various aspects, especially the Page 2 renewed client centricity, which has now been consolidated throughout the organization and will remain a fundamental component of our evolution. Itaú Unibanco is incredibly grateful for Candido’s important role during this period, not only for the Company, but also for Brazil, as we could observe during these difficult months of the pandemic. An exemplary attitude to business and life of an important banker whose leadership we were honored to work under over the last 4 years. São Paulo, October 29, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director

Page 2 renewed client centricity, which has now been consolidated throughout the organization and will remain a fundamental component of our evolution. Itaú Unibanco is incredibly grateful for Candido’s important role during this period, not only for the Company, but also for Brazil, as we could observe during these difficult months of the pandemic. An exemplary attitude to business and life of an important banker whose leadership we were honored to work under over the last 4 years. São Paulo, October 29, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director